Exhibit 99.1

Borr Drilling Limited – 2026 AGM Results Notification

Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (the “Company”) advises that the 2026 Annual General Meeting of the Company was held on May 20, 2026 at 09:30 ADT at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2025 were presented to the Meeting.

The following resolutions were passed:

1. To set the maximum number of Directors of the Company to be not more than eight.
2. To re-elect Patrick Schorn as a Director of the Company.
3. To re-elect Daniel W. Rabun as a Director of the Company.
4. To re-elect Tor Olav Trøim as a Director of the Company.
5. To re-elect Alexandra Kate Blankenship as a Director of the Company.
6. To re-elect Neil J. Glass as a Director of the Company.
7. To re-elect Mi Hong Yoon as a Director of the Company.
8. To re-elect Jeffrey R. Currie as a Director of the Company.
9. To re-elect Thiago Mordehachvili as a Director of the Company.
10. To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors and to authorize the Directors to determine their remuneration.
11. To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$1,600,000 for the year ended December 31, 2026.

Hamilton, Bermuda
May 20, 2026

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208